UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐  Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 27, 2016	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

"Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement."

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2016 THIRD QUARTERLY REPORT

This announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Listing Rules and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The financial statements of the Company for the third quarter of 2016 were not audited, and were prepared in accordance with the PRC Accounting Standards.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Hong Kong Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (the “CSRC”) in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the third quarter of 2016 were not audited, and were prepared in accordance with the PRC Accounting Standards.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report does not contain false information, misleading statement or material omission, and accept joint and several responsibility for the correctness, accuracy and completeness of the information set out in this quarterly report.

All directors of the Company attended the meeting of the Board.

Name of the person-in-charge of the Company	Liu Shaoyong
Name of the officer-in-charge of accounting	Ma Xulun
Name of the officer-in-charge of the accounting department (accounting officer)	Wu Yongliang

Liu Shaoyong, the person-in-charge of the Company, Ma Xulun, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The financial statements in the third quarterly report of the Company are unaudited.

2.	MAIN FINANCIAL DATA AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Main financial data

Unit: million Currency: RMB

	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period compared with the end of last year (%)

Total assets	204,885	195,709	4.69
Net assets attributable to shareholders of the listed company	50,418	35,137	43.49

	From the beginning of the year to the end of the reporting period (from January to September)	From the beginning of last year to the end of the reporting period last year (from January to September)	Increase/ decrease compared with the same period last year (%)

Net cash flows from operating activities	19,222	17,378	10.61

	From the beginning of the year to the end of the reporting period (from January to September)	From the beginning of last year to the end of the reporting period last year (from January to September)	Increase/ decrease compared with the same period last year (%)

Revenue	75,408	71,963	4.79
Net profit attributable to shareholders of the listed company	6,694	5,334	25.50
Net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss	6,249	4,813	29.84
			Increased by 0.6
Weighted average return on net assets (%)	16.19	16.79	percentage points
Basic earnings per share (RMB/share)	0.4928	0.4191	17.59
Diluted earnings per share (RMB/share)	0.4928	0.4191	17.59

Note:	Earnings per share of the Company is calculated based on the weighted average number of outstanding ordinary shares of the parent company. The weighted average number of outstanding ordinary shares of the parent company for the reporting period and for the corresponding period last year was 13.582 billion shares and 12.726 billion shares respectively.

Non-recurring profit and loss and relevant amounts

Unit: million Currency: RMB

Item	Amount for the period (from July to September)	Amount from the beginning of the year to the end of the reporting period (from January to September)

Gains or losses from disposal of non-current assets	-6	38
Non-operating incomes and expenses other than the above	188	611
Effect on income tax	-43	-159
Effect on minority interests (net of tax)	-14	-45

Total	125	445

2.2	The total number of the Company’s shareholders and the shareholding of the 10 largest shareholders and the shareholding of the 10 largest holders of listed shares (or holders of shares without trading moratorium) as at the end of the reporting period

Unit: Shares

Total number of shareholders	285,550

	Shareholding of the 10 largest shareholders
			Number of
			shares with
	Shareholdings		trading	Pledged or locked-up
	as at the end		moratorium	Status of	Number of	Nature of
Name of shareholder (in full)	of the period	Proportion	held	shares	shares	shareholders
		(%)
China Eastern Air Holding Company	5,072,922,927	35.06	0	Nil	0	State-owned legal person
(中國東方航空集團公司)
(“CEA Holding”)

HKSCC NOMINEES LIMITED	4,182,641,289	28.91	0	Unknown	Unknown	Overseas legal person

China National Aviation Fuel	586,300,252	4.05	465,838,509	Unknown	Unknown	State-owned legal person
Holding Company
(中國航空油料集團公司)

DELTA AIR LINES INC	465,910,000	3.22	0	Unknown	Unknown	Overseas legal person

Shanghai Licheng Information Technology Consulting Co., Ltd.	465,838,509	3.22	465,838,509	Unknown	Unknown	Domestic legal person
(上海勵程信息技術諮詢有限公司)

CES Finance Holding Co., Ltd	457,317,073	3.16	0	Nil	0	State-owned legal person
(東航金控有限責任公司)
(“CES Finance”)

China Securities Finance Corporation Limited	357,762,615	2.47	0	Unknown	Unknown	State-owned legal person
(中國證券金融股份有限公司)

China COSCO Shipping Corporation Limited	232,919,254	1.61	232,919,254	Unknown	Unknown	State-owned legal person
(中國遠洋海運集團有限公司)

Central Huijin Asset Management Ltd.	70,984,100	0.49	0	Unknown	Unknown	State-owned legal person
(中央匯金資產管理有限責任公司)

Shanghai Alliance Investment Limited	65,615,429	0.45	0	Unknown	Unknown	State-owned legal person
(上海聯和投資有限公司)

Shareholding of the 10 largest holders of shares without trading moratorium

	Number of listed
Name of shareholder	shares without trading moratorium held	Class and number of shares
		Class	Number
China Eastern Air Holding Company	5,072,922,927	RMB ordinary shares	5,072,922,927
(中國東方航空集團公司)

HKSCC NOMINEES LIMITED	4,182,641,289 Overseas listed foreign shares	4,182,641,289

DELTA AIR LINES INC	465,910,000	Overseas listed foreign shares	465,910,000

CES Finance Holding Co., Ltd	457,317,073	RMB ordinary shares	457,317,073
(東航金控有限責任公司)

China Securities Finance Corporation Limited	357,762,615	RMB ordinary shares	357,762,615
(中國證券金融股份有限公司)

China National Aviation Fuel Holding Company	120,461,743	RMB ordinary shares	120,461,743
(中國航空油料集團公司)

Central Huijin Asset Management Ltd.	70,984,100	RMB ordinary shares	70,984,100
(中央匯金資產管理有限責任公司)

Shanghai Alliance Investment Limited	65,615,429	RMB ordinary shares	65,615,429
(上海聯和投資有限公司)

National Social Security Fund 118	52,487,711	RMB ordinary shares	52,487,711
(全國社保基金一一八組合)

Sinotrans Air Transportation Development Company Limited	51,641,800	RMB ordinary shares	51,641,800
(中外運空運發展股份有限公司)

Description of connected relationship or activities in concert among the above shareholders	Among the 4,182,641,289 H shares held by HKSCC NOMINEES LIMITED, 2,626,240,000 shares are held by CES Global Holdings (Hong Kong) Limited (“CES Global”) in the capacity of beneficial owner; CEA Holding owns 100% equity interest in CES Finance; CES Finance owns 100% equity interest in CES Global; thus, CEA Holding indirectly owns 100% equity interests in CES Global. The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares without trading moratorium.

Description of preference shareholders with voting rights restored and the number of shares held	Not applicable

2.3	The total number of the Company’s preference shareholders and the shareholding of the 10 largest preference shareholders and the shareholding of the 10 largest preference holders of shares without trading moratorium as at the end of the reporting period

Not applicable

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

Item	Change in the reporting period compared to the same period last year	Reason for the Change
	(%)

Finance costs	–20.27	Primarily due to remarkable appreciation of the exchange rate of USD against RMB since the third quarter last year, resulting in higher exchange loss during the same period last year

Assets impairment loss	–97.81	Primarily due to impairment in financial assets available-for-sale during the same period last year, resulting in assets impairment loss of RMB137 million during the same period last year. The assets impairment loss for the reporting period was RMB3 million

Investment income	74.83	Primarily due to a gain on disposal of financial assets available-for-sale and an increase in profit of the associates of the Company, resulting in an investment income of RMB264 million for the reporting period. The investment income during the same period last year was RMB151 million

Non-operating expenses	–76.34	Primarily due to removal of operational base of the Company’s subsidiary during the same period last year, resulting in a loss on retirement of properties of RMB93 million during the same period last year. The non-operating expenses for the reporting period was RMB22 million.

Total profit	35.35	Primarily due to a stable increase in passenger load factor in light of the Company’s efforts in seizing market opportunities, strengthening marketing and striking a balance between the overall demand and supply. At the same time, the Company exercised stringent cost control and continually optimized the Company’s debt structure

Income tax	88.96	Primarily due to an increase in income tax payable of the Company as a result of an increase in total profit

Item	Change in the reporting period compared to the same period last year	Reason for the Change
	(%)

Monetary Capital	–84.97	Primarily due to a lower balance as at the end of the reporting period as a result of a higher utilization rate of funds by the Company

Prepayments	317.40	Primarily due to an increase in prepayments for procurement of the Company during the reporting period

Financial assets available-for- sale	50.00	Primarily due to changes in fair value of financial assets available-for-sale of the Company during the reporting period

Other non-current assets	–40.86	Primarily due to a decrease in discounts recorded of the Company

Short-term borrowings	–45.50	Primarily due to the repayment of certain short- term borrowings by optimizing the Company’s debt structure through ways of financing, such as issuance of bonds, medium-term notes and super short-term commercial paper, during the reporting period

Bills payable	–95.63	Primarily due to a decrease in settlement by way of bank acceptance bill of the Company during the reporting period

Tax payable	50.89	Primarily due to an increase in the Company’s total profit, resulting in an increase in enterprise income tax payable during the reporting period

Non-current liabilities due within one year	–61.85	Primarily due to the repayment by the Company of certain long-term borrowings denominated in US dollar and long-term payables due within one year by optimizing the Company’s debt structure through ways of financing, such as non-public issuance of shares, issuance of bonds, medium-term notes and super short-term commercial paper, during the reporting period

Other current liabilities	80.65	Primarily due to the debt restructuring of the Company through increased issuance of super short- term commercial paper during the reporting period

Long-term borrowings	–59.66	Primarily due to the repayment by the Company of certain long-term borrowings denominated in US dollar by optimizing the Company’s debt structure through ways of financing, such as issuance of bonds and medium-term notes, during the reporting period

Bonds payable	77.08	Primarily due to the issuance of medium-term notes and bonds denominated in Korean Won by the Company during the reporting period

Capital reserves	36.93	Primarily due to the completion of non-public issuance of A shares of the Company to increase capital reserves during the reporting period

Item	Change in the reporting period compared to the same period last year	Reason for the Change
	(%)

Undistributed profits	138.82	Primarily due to the profit recorded during the reporting period and a significant increase in total profit of the Company as compared to last year

3.2	Analysis of the progress of significant events and their effects and proposed solutions

(1)	Non-public Issuance of A Shares

As approved by the “Zheng Jian Xu Ke [2016] No.8 Approval of the Non- public Issuance of A Shares by China Eastern Airlines Corporation Limited” ( 證 監 許 可 [2016]8 號《 關 於 核 准 中 國 東 方 航 空 股 份 有 限 公 司 非 公 開 發 行 股 票 的 批 覆 》) issued by the CSRC, the Company issued 1,327,406,822 RMB-denominated ordinary shares (A Shares) at an issue price of RMB6.44 per share by way of non-public issuance to Shanghai Licheng Information Technology Consulting Co., Ltd. ( 上海勵程信息技術諮詢 有限公司 ), China National Aviation Fuel Holding Company ( 中國航空油 料集團公司 ), China COSCO Shipping Corporation Limited ( 中國遠洋海 運集團有限公 司 ) and Caitong Fund Management Co., Ltd. ( 財通基金 管理有限公司 ), raising a total of RMB8,548,499,933.68. After deducting the issue expenses of RMB8,525,399.97, the net proceeds amounted to RMB8,539,974,533.71. The said proceeds were remitted to the Company’s account on 27 June 2016 and verified by Ernst & Young Hua Ming LLP ( 安永華明會計師事務 所 ( 特殊普通合 夥 )) which issued the capital verification report (Ernst& Young Hua Ming (2016) Yan Zi No. 61056687_B02) on 28 June 2016.

On 4 July 2016, the Resolution on the Use of Proceeds Raised from the Non-public Issuance of A Shares of the Company to Exchange with Self- raised Funds Funded in Advance was considered and approved on the second ordinary meeting of the eighth session of the Board of the Company, which consented to the Company’s use of net proceeds from the non-public issuance of A Shares in the amount of RMB8,539,974,533.71, on a 4:1 ratio, to exchange with the self-raised funds used for payment in advance for the purchase of 28 aircraft and the repayment of loans from financial institutions. For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange on 5 July 2016 and the overseas regulatory announcement published by the Company on the website of the Hong Kong Stock Exchange dated 4 July 2016.

For details of the use of proceeds from the non-public issuance of A Shares of the Company, please refer to the “Report on the Deposit and Use of Proceeds”( 募 集 資 金 存 放 與 使 用 情 況 報 告 ) to be published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange.

(2)	2016 Interim Profit Distribution

On 30 August 2016, the Board considered and approved the 2016 interim profit distribution proposal in its fourth regular meeting in 2016. It was recommended that the 2016 interim distribution shall be RMB0.51 per ten shares (inclusive of tax) in cash. Based on the total share capital of 14,467,585,682 shares of the Company, the total distribution amounted to approximately RMB738 million (inclusive of tax) in cash. The above interim profit distribution proposal has been considered and approved at the Company’s first extraordinary general meeting in 2016 held on 27 October 2016. For details, please refer to the announcements published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange on 31 August 2016 and 28 October 2016, respectively, and the announcements published by the Company on the website of the Hong Kong Stock Exchange dated 30 August 2016 and 27

October 2016.

(3)	2017–2019 Daily Connected Transactions

On 30 August 2016, the Company signed a framework agreement for daily connected transactions with its related party, China Eastern Air Holding Company, and its controlled subsidiaries for a term of 3 years (1 January 2017 to 31 December 2019) in respect of the daily connected transactions and renewed the caps of the daily connected transactions for 2017 to 2019, among which the daily connected transactions in respect of financial services and catering services were approved at the Company’s 2016 first extraordinary general meeting. On the same date, the Company renewed the caps of the daily connected transactions for aviation information technology service(2017-2019) with its related party, TravelSky Technology Limited. For details, please refer to the announcements published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange on 31 August 2016 and 28 October 2016, respectively, and the announcements published by the Company on the website of the Hong Kong Stock Exchange dated 30 August 2016 and 27

October 2016.

(4)	Public Issuance of Corporate Bonds

On 6 September 2016, the Company received from CSRC the “Approval on the Public Issuance of Corporate Bonds to Qualified Investors by China Eastern Airlines Corporation Limited” (Zheng Jian Xu Ke [2016] No.2002) (《關 於核准中國東方航空股份有限公司向合格投資者公開發行公司債 券的批覆》( 證監許可[2016]2002 號)), which approved the Company to publicly issue the corporate bonds with an aggregate amount of not exceeding RMB10.3 billion to qualified investors within 24 months from the date of the CSRC’s approval. For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange at www.sse.com.cn on 7 September 2016 and the overseas regulatory announcement published by the Company on the website of the Hong Kong Stock Exchange dated 6 September 2016.

For details of the issuance of 2016 corporate bonds (first tranche) of the Company, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange on 28 October 2016 and the overseas regulatory announcement published by the Company on the website of the Hong Kong Stock Exchange dated 27 October 2016.

(5)	Issuance of Bonds Denominated in Korean Won (“KRW Bonds”)

On 28 September 2016, the Company completed the issuance of KRW Bonds, including, KRW120 billion of bank–guaranteed private placement bonds which were guaranteed by Korea Development Bank with a maturity of 3 years, nominal value of KRW5 billion and interest rate of 2.05% per annum; and KRW55 billion of senior private placement bonds with a maturity of 3 years, nominal value of KRW5 billion and interest rate of 2.85% per annum. For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange at www.sse.com.cn on 29 September 2016 and the overseas regulatory announcement published by the Company on the website of the Hong Kong Stock Exchange dated 28 September 2016.

3.3	The status of implementation of the matters undertaken by the Company and shareholders holding more than 5% interests

Whether the
undertaking
has been
					Whether	strictly
					there is an	implemented
Background of	Type of	Undertaking		Time and term of	implementation	in a timely
undertaking	undertaking	party	Content of undertaking	undertaking	period	manner

Undertaking in relation to refinancing	To resolve defects in land and other property ownership	CEA Holding	Due to historical reasons, some of the land and properties injected by CEA Holding into the Company had not yet been transferred to the name of the Company. With regard to 17 properties which are located in Guangzhou and Shenzhen (with an aggregate GFA of approximately 1,996.51 square meters), CEA Holding undertook that it shall, resolve defects in building ownership by completing procedures for transferring property ownership to the Company, or transferring the relevant gains to the Company upon external disposal within 3 years; and CEA Holding shall bear the corresponding obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property ownership in a timely manner.	Time of undertaking: June 2014; term of undertaking: from 27 June 2014 to 30 June 2017	Yes	Yes

Whether the
undertaking
has been
					Whether	strictly
					there is an	implemented
Background of	Type of	Undertaking		Time and term of	implementation	in a timely
undertaking	undertaking	party	Content of undertaking	undertaking	period	manner

	To resolve defects in land and other property ownership	CEA Holding	Due to historical reasons, some of the land and property injected by CEA Holding into the Company had not yet been transferred to the name of the Company. With regard to 76 properties which are located in the Eastern District of Shanghai Hongqiao Airport (the relevant land ownership of which has been transferred to the Company) (with an aggregate GFA of approximately 146,700 square meters), relevant construction procedures were not completed for the buildings due to historical reasons, and therefore it is currently difficult to carry out ownership transfer. As a result, CEA Holding undertook that it shall, strive for opportunity to develop in the Eastern District of Shanghai Hongqiao Airport, and resolve defects in relevant building ownership by completing relevant procedures for transferring building ownership to the Company in batches upon fulfillment of conditions or through land replacement, the expected final completion time of which is approximately 10 to 12 years. The progress of resolving the above defects in property ownership and its results are subject to the overall development policy of the Eastern District of Shanghai Hongqiao Airport and its progress of implementation. CEA Holding shall bear the corresponding obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property ownership in a timely manner.	Time of undertaking: June 2014; term of undertaking: from 27 June 2014 to 30 June 2026	Yes	Yes

Other undertaking	Trading moratorium of shares	CEA Holding/ CES Finance	CEA Holding and CES Finance undertook that they will not dispose of the 241,547,927 A shares and 457,317,073 A shares held by each of them, within 24 months from the lifting of the trading moratorium on 18 April 2016.	Time of undertaking: April 2016; term of undertaking: from 18 April 2016 to 17 April 2018	Yes	Yes

3.4	Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

Not applicable

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Liu Shaoyong
Chairman
Shanghai, the People’s Republic of China
27 October 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

4.	APPENDICES

4.1	Financial Statements

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 30 September 2016

(Unless otherwise stated, amounts are expressed in RMB million)

Assets	30 September 2016 Consolidated	31 December 2015 Consolidated	30 September 2016 Company	31 December 2015 Company

Current assets
Monetary capital	1,370	9,115	984	8,042
Trade receivables	2,651	2,867	4,587	6,725
Prepayments	3,143	753	2,124	123
Dividends receivable	63	22	63	22
Other receivables	4,374	4,881	15,835	9,784
Inventory	2,276	2,056	44	38
Non-current assets held for sale	437	594	–	–
Non-current assets due within one year	178	150	103	66
Other current assets	3,278	2,640	3,311	2,768

Total current assets	17,770	23,078	27,051	27,568

Non-current assets
Hedge instruments	5	45	5	45
Financial assets available for sale	678	452	604	388
Long-term equity investment	2,049	2,061	16,616	16,627
Investment properties	289	294	–	–
Fixed assets	145,611	131,430	94,994	83,155
Construction in progress	23,596	22,978	22,290	22,223
Intangible assets	2,378	2,346	1,381	1,391
Goodwill	9,028	9,028	9,028	9,028
Long-term deferred expenses	2,191	1,904	1,535	1,155
Deferred income tax assets	196	243	90	137
Other non-current assets	1,094	1,850	1,059	1,780

Total non-current assets	187,115	172,631	147,602	135,929

Total assets	204,885	195,709	174,653	163,497

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 30 September 2016 (Cont’d)

(Unless otherwise stated, amounts are expressed in RMB million)

Liabilities and shareholders’ equity	30 September 2016 Consolidated	31 December 2015 Consolidated	30 September 2016 Company	31 December 2015 Company

Current liabilities
Short-term borrowings	4,108	7,537	254	5,287
Hedge instruments	1	4	1	4
Notes payable	35	800	35	800
Trade payables	11,359	9,810	13,207	12,014
Account collected in advance	985	1,059	609	749
Settlement of vouchers	5,379	5,841	5,080	5,535
Staff remuneration payable	3,128	3,998	1,532	1,856
Tax payable	2,556	1,694	1,428	851
Interest payable	878	758	661	496
Other payables	4,592	4,065	14,452	16,772
Non-current liabilities due within one year	8,895	23,318	5,297	16,716
Other current liabilities	28,000	15,500	28,000	15,500

Total current liabilities	69,916	74,384	70,556	76,580

Non-current liabilities
Long-term borrowings	8,233	20,408	6,184	15,942
Hedge instruments	213	97	213	97
Bonds payable	14,326	8,090	14,326	4,792
Long-term payables	53,689	50,036	34,926	29,400
Long-term staff remuneration payable	2,722	2,790	2,030	2,064
Special items payable	143	143	122	122
Deferred income tax liabilities	30	8	40	16
Other non-current liabilities	2,165	2,102	1,180	1,155

Total non-current liabilities	81,521	83,674	59,021	53,588

Total liabilities	151,437	158,058	129,577	130,168

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 30 September 2016 (Cont’d)

(Unless otherwise stated, amounts are expressed in RMB million)

Liabilities and shareholders’ equity	30 September 2016 Consolidated	31 December 2015 Consolidated	30 September 2016 Company	31 December 2015 Company

Shareholders’ equity
Share capital	14,467	13,140	14,467	13,140
Capital reserves	26,766	19,547	27,476	20,257
Other comprehensive income	(2,515)	(2,556)	(1,892)	(1,932)
Surplus reserves	184	184	184	184
Undistributed profits	11,516	4,822	4,841	1,680

Total equity attributable to shareholders of parent company	50,418	35,137

Minority interests	3,030	2,514	–	–

Total shareholders’ equity	53,448	37,651	45,076	33,329

Total liabilities and shareholders’ equity	204,885	195,709	174,653	163,497

Person-in-charge of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to September 2016

(Unless otherwise stated, amounts are expressed in RMB million)

		Jul to Sep 2016 Consolidated	Jul to Sep 2015 Consolidated	Jan to Sep 2016 Consolidated	Jan to Sep 2015 Consolidated	Jul to Sep 2016 Company	Jul to Sep 2015 Company	Jan to Sep 2016 Company	Jan to Sep 2015 Company
			(Restated)		(Restated)		(Restated)		(Restated)

1.	Revenue	29,076	27,652	75,408	71,963	16,274	15,137	42,071	38,925
	Less: Operating costs	22,135	20,425	59,870	57,365	12,494	10,880	33,605	30,715
	Business taxes and surcharges	35	55	107	135	7	6	16	15
	Selling expenses	1,350	1,366	4,122	4,136	966	965	2,985	2,831
	Administrative expenses	785	701	2,103	1,930	444	382	1,198	1,064
	Finance expenses/(income), net	1,165	3,794	3,960	4,967	826	2,729	2,779	3,545
	Assets impairment loss	–	1	3	137	–	–	–	100
	Add: Gains arising from changes in fair value	–	2	2	6	–	2	2	6
	Investment gains	53	38	264	151	53	49	358	246

2.	Operating profit	3,659	1,350	5,509	3,450	1,590	226	1,848	907
	Add: Non-operating income	1,235	1,024	3,967	3,628	758	468	2,251	2,011
	Less: Non-operating expenses	14	79	22	93	6	3	10	6

3.	Total profits	4,880	2,295	9,454	6,985	2,342	691	4,089	2,912
	Less: Income tax expenses	1,149	328	2,190	1,159	606	72	928	415

4.	Net profit	3,731	1,967	7,264	5,826	1,736	619	3,161	2,497

	– Net profit attributable to shareholders of the parent company	3,461	1,770	6,694	5,334

	– Minority interests	270	197	570	492

5.	Earnings per share
	Basic earnings per share (RMB)	0.24	0.14	0.49	0.42

	Diluted earnings per share (RMB)	0.24	0.14	0.49	0.42

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to September 2016

(Unless otherwise stated, amounts are expressed in RMB million)

		Jul to Sep 2016 Consolidated	Jul to Sep 2015 Consolidated	Jan to Sep 2016 Consolidated	Jan to Sep 2015 Consolidated	Jul to Sep 2016 Company	Jul to Sep 2015 Company	Jan to Sep 2016 Company	Jan to Sep 2015 Company
			(Restated)		(Restated)		(Restated)		(Restated)

6.	Other comprehensive income, net of tax
	Other comprehensive income that cannot be reclassified into profit or loss in subsequent accounting periods Changes arising from re-measuring net assets or net liabilities of defined benefit plan		(138)	30	(214)		(106)	34	(158)

	Other comprehensive income that will be reclassified into profit or loss in subsequent accounting periods when meeting the prescribed conditions Share of other comprehensive income of investees to be reclassified into profit and loss in subsequent accounting periods under the equity method when meeting the prescribed conditions			(7)	4			(7)	4

	Gain or loss from fair value movements of available-for-sale financial assets	83	(25)	118	42	83	(25)	110	35

	Effective portion of gains or losses from cash flow hedge instruments	81	(127)	(97)	(119)	81	(127)	(97)	(119)

	Other comprehensive income, net of tax	164	(290)	44	(287)	164	(258)	40	(238)

	Of which:
	Other comprehensive income, net of tax, attributable to shareholders of the parent company	164	(290)	41	(290)

	Other comprehensive income, net of tax, attributable to minority interests			3	3

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to September 2016

(Unless otherwise stated, amounts are expressed in RMB million)

		Jul to Sep 2016 Consolidated	Jul to Sep 2015 Consolidated	Jan to Sep 2016 Consolidated	Jan to Sep 2015 Consolidated	Jul to Sep 2016 Company	Jul to Sep 2015 Company	Jan to Sep 2016 Company	Jan to Sep 2015 Company
			(Restated)		(Restated)		(Restated)		(Restated)

7.	Total comprehensive income	3,895	1,677	7,308	5,539	1,900	361	3,201	2,259
	Of which:
	Total comprehensive income attributable to shareholders of the parent company	3,625	1,480	6,735	5,044
	Total comprehensive income attributable to minority interests	270	197	573	495

Person-in-charge of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to September 2016

(Unless otherwise stated, amounts are expressed in RMB million)

Item		Jan to Sep	Jan to Sep	Jan to Sep	Jan to Sep
		2016	2015	2016	2015
		Consolidated	Consolidated	Company	Company
			(Restated)

1.	Cash flow from operating activities
	Cash received from sales of goods and provision of labour services	79,314	76,448	44,577	38,629
	Other cash received from operating activities	9,830	8,242	7,320	10,680

	Sub-total of cash inflow from operating activities	89,144	84,690	51,897	49,309

	Cash paid for purchase of goods and receiving of labour services	(48,608)	(48,840)	(26,600)	(22,305)
	Cash paid to and for employees	(13,703)	(12,920)	(6,739)	(6,726)
	Taxes paid	(2,840)	(1,390)	(1,256)	(1,064)
	Other cash paid for operating activities	(4,771)	(4,162)	(10,107)	(4,554)

	Sub-total of cash outflow from operating activities	(69,922)	(67,312)	(44,702)	(34,649)

	Net cash flows from operating activities	19,222	17,378	7,195	14,660

2.	Cash flow from investing activities
	Cash received from disposal of investment	–	49	–	49
	Investment income in cash	138	57	138	119
	Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	587	2,355	242	1,594
	Other cash received from investing activities	53	540	50	44

	Sub-total of cash inflow from investing activities	778	3,001	430	1,806

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to September 2016

(Unless otherwise stated, amounts are expressed in RMB million)

Item		Jan to Sep	Jan to Sep	Jan to Sep	Jan to Sep
		2016	2015	2016	2015
		Consolidated	Consolidated	Company	Company
			(Restated)

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	(24,485)	(22,665)	(22,826)	(18,623)
	Investments paid in cash	0	(413)	0	(462)
	Other cash paid for investing activities	(4)	0	0	0

	Sub-total of cash outflow from investing activities	(24,489)	(23,078)	(22,826)	(19,085)

	Net cash flow from investing activities	(23,711)	(20,077)	(22,396)	(17,279)

3.	Cash flow from fund raising activities
	Proceeds received in cash from investments	8,540	2,870	8,540	2,870
	Cash received from borrowings	89,508	37,763	85,340	36,317
	Proceeds received in cash from bonds issuance	9,533	–	9,533	–
	Other cash received in relation to fund raising activities	40	–	40	–

	Sub-total of cash inflow from fund raising activities	107,621	40,633	103,453	39,187

	Cash paid for repayment of indebtedness	(99,907)	(33,379)	(89,543)	(32,603)
	Cash payments for distribution of dividends, profits or payments of interest expense	(2,509)	(1,842)	(1,878)	(1,675)
	Other cash paid for fund raising activities	(8,574)	(3,169)	(4,011)	(2,675)

	Sub-total of cash outflow from fund raising activities	(110,990)	(38,390)	(95,432)	(36,953)

	Net cash flow from fund raising activities	(3,369)	2,243	8,021	2,234

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to September 2016

(Unless otherwise stated, amounts are expressed in RMB million)

Item		Jan to Sep	Jan to Sep	Jan to Sep	Jan to Sep
		2016	2015	2016	2015
		Consolidated	Consolidated	Company	Company
			(Restated)

4.	Effect of changes in exchange rate on cash and cash equivalents	105	12	96	5

5.	Net decrease in cash and cash equivalents	(7,753)	(444)	(7,084)	(380)
	Add: Balance of cash and cash equivalents at the beginning of the year	9,080	1,355	8,042	866

6.	Balance of cash and cash equivalents at the end of the period	1,327	911	958	486

Person-in-charge of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

– 21 –